BNP PARIBAS

5 December 2005

E.P InterOil Ltd
C/O InterOil Australia Pty Ltd
PO Box 6567
Suite 2, Level 2 79-97 Abbott Street
Cairns QLD 4870
Australia

Attn: Mr Christian Vinson, Chief Operating Officer
Mr. Tom Donovan, Chief Financial Officer

Dear Sirs

RE: FIRST SUPPLEMENTAL LETTER TO THE LETTER AGREEMENT DATED 12 AUGUST 2005

We refer to our Letter Agreement dated 12 August 2005 (the "Letter Agreement").

Terms used in this Supplemental Letter shall have the same meaning, construction and interpretation as those words and references in the Letter Agreement, unless otherwise defined herein.

Clause 3: **Sublimit under Facility 1** to be replaced as follows:

Sublimit under Facility 1: USD 15,600,000.00 (United States Dollars Fifteen Million Six Hundred Thousand only) for Hedging Transactions via BNP Paribas Energy Indexed Transaction Group or other acceptable counter parties

Issuance of standby letters of credit ("SBLC") and/or bank guarantees to cover hedging transactions with acceptable counterparties with maximum tenor of 12 months with a further sublimit of USD2,600,000 (United States Dollars Two Million Six Hundred Thousand only) up to a maximum tenor of 18 months.

Purpose: To protect the refinery margins and / or such other accommodation (including but not limited to commodity derivatives facility). Subject to clause 20 (a), any commodity derivatives facility may be granted by the Bank through its New York facility office (or such other facility office as the Bank may select) and shall be subject to such further documentation as may be required by such facility office."

This Supplemental Letter is only effective upon our receipt of:

(a) your acceptance hereunder and the written confirmation from:

- IOC,
- IOL and
- SP Interoil, LDC

BNP PARIBAS Incorporated in France with Limited Liability
20 Collyer Quay, Tung Centre, Singapore 049319. Tel: (65) 6210 1288 Fax: (65) 6224 3459
Registered Office: 16, bld des Italiens, 75009 Paris, France - 662 042 449 RCS Paris - www.bnpparibas.com

BNP PARIBAS

as set out below and

(b) the written consent of Overseas Private Investment Corporation to the amendments of the Letter Agreement as abovementioned, in form and substance satisfactory to the Bank.

If the foregoing is acceptable to you, please sign and return the enclosed duplicate copy of the Supplemental Letter together with a certified true copy of your corporate approval of this Supplemental Letter no later than 30 days from the date hereof.

Yours faithfully
For and on behalf of
BNP Paribas, Singapore Branch

Antoine Fagniez Head Commodity Structure Finance, Asia Pacific	Jay Ng Relationship Manager Commodity Structure Finance, Asia Pacific

Acknowledgement and Acceptance

We, **E.P. InterOil, Ltd**, hereby unconditionally accept the terms and conditions of this Supplemental Letter dated 5 December 2005.

For and on behalf of
E.P. InterOil, Ltd

....
Name of Authorised Signatories
Designation: DIRECTOR
Company's Stamp
Date: 5/12/05

Agreement and Confirmation

We, **InterOil Corporation**, hereby refer to the Security Documents executed by us in favour of BNP Paribas. Without prejudice to the generality of the provisions in the said Security Documents, we hereby irrevocably and unconditionally consent to the amendments to the Letter Agreement as stated herein above and agree that all our liabilities and obligation under the said Security Documents shall continue to apply and be in full force and effect.

Agreed and confirmed
For and on behalf of
InterOil Corporation

Name: CHRISTIAN VINSON
Designation: DIRECTOR
Date: 5/12/05

We, **InterOil Limited**, hereby refer to the Security Documents executed by us in favour of BNP Paribas. Without prejudice to the generality of the provisions in the said Security Documents, we hereby irrevocably and unconditionally consent to the amendments to the Letter Agreement as stated herein above and agree that all our liabilities and obligation under the said Security Documents shall continue to apply and be in full force and effect.

Agreed and confirmed
For and on behalf of
InterOil Limited

Name: CHRISTIAN VINSON
Designation: DIRECTOR
Date: 5/12/05

We, **SP InterOil, LDC**, hereby refer to the Security Documents executed by us in favour of BNP Paribas. Without prejudice to the generality of the provisions in the said Security Documents, we hereby irrevocably and unconditionally consent to the amendments to the Letter Agreement as stated herein above and agree that all our liabilities and obligation under the said Security Documents shall continue to apply and be in full force and effect.

Agreed and confirmed
For and on behalf of
SP InterOil, LDC

Name: Phil S. Mulacek
Designation: GMD SPEIPC
Date: 5/12/05